Shenandoah Telecommunications Company

500 Shentel Way

Edinburg, Virginia 22824

March 9, 2026

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mr. Matthew Derby

Re:	Acceleration Request of Shenandoah Telecommunications Company

Registration Statement on Form S-3 (File No. 333-293774)

CIK No. 0000354963

Dear Mr. Derby:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Shenandoah Telecommunications Company, a Virginia corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 5:00 p.m., Eastern time, on March 11, 2026, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Mayme Donohue at (804) 787-8021.

Thank you for your attention to this matter.

Very truly yours,

SHENANDOAH TELECOMMUNICATIONS COMPANY

By:	/s/ James J. Volk
James J. Volk
Senior Vice President-Chief Financial Officer (Principal Financial Officer)